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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #25/03 ISSUED ON SEPTEMBER 10, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on September 10, 2003 (#25/03)

September 10, 2003	25/03
For immediate release	Page 1 of 2

QUEBECOR WORLD WINS MULTI-YEAR CONTRACT EXTENSION FROM
UNITED STATIONERS TOTALING $100 MILLION

Montréal, Canada — Quebecor World (NYSE, TSX: IQW) has been awarded a contract extension from office products wholesale distributor, United Stationers Inc. This multi-year contract expands upon the companies' 25-year relationship and includes the print production of United Stationers catalog, mail list services, logistical services as well as paper procurement. Sales over the duration of the contract are expected to total over $100 million.

"Quebecor World's longstanding commitment to quality, their world class customer service, their 'can do' attitude, the ease at which they handle all of our versioning, as well as their ability to offer us solutions for our paper and printing needs were major factors in our decision to extend our contract." explained Bob Smetana, Vice President of Advertising, United Stationers.

"We are happy to extend our relationship with United Stationers and look forward to continuing our work with them to create efficiencies throughout their supply chain," commented David Boles, Chief Operating Officer, Quebecor World North America. "We are committed to bringing specialized business solutions to our customers, to help them retain a competitive edge in today's marketplace."

George Zengo, President, Catalog and Direct Services, Quebecor World North America stated, "We are excited that United Stationers recognized the benefits that Quebecor World's platform offers. We have the technology, flexibility and the experience to meet the diverse needs of United Stationers today, and in the years to come."

Quebecor World will produce this work in its Augusta, GA, Jonesboro, AK, Brookfield, WI and Lebanon, PA facilities. Mail List and Logistic services will be managed out of Quebecor World's Bensenville facility.

For immediate release	Page 2 of 2

United Stationers Inc., with annual sales of approximately $3.7 billion, is North America's largest broad line wholesale distributor of business products and a provider of marketing and logistics services to resellers. Its integrated computer-based distribution system makes more than 40,000 items available to approximately 15,000 resellers. United is able to ship products within 24 hours of order placement because of its 35 United Stationers Supply Co. distribution centers, 24 Lagasse distribution centers that serve the janitorial and sanitation industry, two Azerty distribution centers in Mexico that serve computer supply resellers, and two distribution centers that serve the Canadian marketplace. Its focus on fulfillment excellence has given the company an average order fill rate of better than 97%, a 99.5% order accuracy rate, and a 99% on-time delivery rate. For more information, visit www.unitedstationers.com.

The company's common stock trades on The NASDAQ Stock Market® under the symbol USTR and is included in the S&P SmallCap 600 Index.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Investor Relations and Treasury	Quebecor World Inc.
Quebecor World Inc.	(514) 877-5317
(514) 877-5118	(800) 567-7070
(800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: September 10, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD WINS MULTI-YEAR CONTRACT EXTENSION FROM UNITED STATIONERS TOTALING $100 MILLION
SIGNATURES